Exhibit 12.1

Arizona Public Service Company

Computation of Pro Forma Ratio of Earnings to Fixed Charges

($000’s)

			Adjusted
	12/31/2008	Adjustments	12/31/2008 (1)
Earnings:
Income From Continuing Operations	$262,344	$(19,034)	$243,310
Income Taxes	107,261	(12,448)	94,813
Fixed Charges	213,583	31,482	245,066
Total Earnings	$583,188		$583,188

Fixed Charges:
Interest Charges	$183,503	$31,000	$214,503
Amortization of Debt Discount	4,702	482	5,184
Estimated Interest Portion of Annual Rents	25,378	—	25,378
Total Fixed Charges	$213,583	$31,482	$245,066

Ratio of Earnings to Fixed Charges (rounded down)	2.73		2.37

(1) Adjusted to reflect the issuance of $500,000,000 of Arizona Public Service Company’s 8.750% Notes due 2019 and the application of the proceeds of such notes.